[Letterhead of Harding Loevner LP]

October 19, 2012

VIA EDGAR

Cindy Rose
U.S. Securities and Exchange Commission
Office of Chief Accountants
Mail Stop 0-25
100 F Street, NE
Washington, DC 20549

Re:           Harding, Loevner Funds, Inc. (the “Fund”)—Annual Report Disclosures

Dear Ms. Rose:

This letter responds to comments you provided to Elise M. Dolan of Dechert LLP with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports for the Fund and each of its series (each, a “Portfolio”), as filed with the Securities and Exchange Commission on January 5, 2012.  We have reproduced your comments below, followed by our responses.

1.
Comment:     With respect to each Portfolio’s Cash Equivalent investments in a money market fund, as reflected in each Portfolio’s Statement of Net Assets, please include the 7-day yield of the money market fund.

Response: The Fund will incorporate your comment in its next annual report.

2.
Comment:     Each Portfolio currently shows, in its Financial Highlights, “Expenses to average net assets (net of fees waived/reimbursed)” and “Decrease reflected in above expense ratios due to fees waived/reimbursed.”  Going forward, please also provide, either as a separate line item or in a footnote to the table, the ratio of gross expenses to average net assets.

Response: The Fund will incorporate your comment in its next annual report.

3.
Comment:     If applicable, please include in the Fund’s Notes to Financial Statements-Significant Agreements and Transactions with Affiliates information regarding any arrangements for the investment adviser to “recapture” amounts previously waived or reimbursed, including the amounts that are subject to future recapture and the year in which those potential recaptures are set to “expire.”

October 19, 2012

Response:     We hereby confirm that the Fund and its Portfolios have no arrangement with the investment adviser pursuant to which the investment adviser may recapture fees previously waived or amounts previously reimbursed.

Please do not hesitate to contact Ms. Dolan at 212.698.3806 or the undersigned at 908.947.0141 with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Richard Reiter

Richard Reiter
President, Harding, Loevner Funds, Inc.

cc:	Charles S. Todd, Chief Financial Officer and Treasurer, Harding, Loevner Funds, Inc.
Lori M. Renzulli, Chief Counsel and Chief Compliance Officer, Harding Loevner LP
Stephen H. Bier, Dechert LLP
Elise M. Dolan, Dechert LLP